DSM Press Release



DSM

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

14E

Heerlen/Montreal, 14 May 2003

DSM Biologics invests in large scale biopharmaceuticals plant in Montreal, Canada

DSM has decided to build a large-scale biopharmaceuticals plant in Montreal, Canada. In July 2002 DSM announced to invest in the basic engineering of such facility, which has been finalized in time. The project is now pursued with the construction of the new multi-product facility, ultimately featuring four fermentors with a combined capacity of more than 60,000 litres and including full downstream processing capabilities and all necessary infrastructure.

The facility will be used for the production of monoclonal antibodies (MABs) and recombinant proteins based on mammalian cell culture technology. These are a new generation of drugs representing the most promising and strongly growing segment of the pharmaceutical industry.

The plant has a modular design, with separated production lines and will be built in (two) phases. Phase one of the investment project features the construction of the full shell with all necessary infrastructure and the installation of the first 30,000 litres lines. It is expected that this part of the new facility will come on stream by mid 2005. The investment for this first phase is approximately EUR 100 million.

The new high-tech plant expands the R&D and production facilities of DSM Biologics from the current range of 50 up to 2,000 litres towards even two 15,000 litres fermentors. *"The decision reflects DSM's strategic ambition to become a globally leading Custom Manufacturing Organization (CMO) for biopharmaceutical products. The combination of our track record in microbial fermentation (e.g. the bacteria, yeast and mould plugbug systems®), our position in mammalian technology (i.e. the recently concluded alliance with Crucell to use their Per.C6® cell line technology) and our development and manufacturing capabilities for small and large volume biopharmaceuticals makes us a valuable partner for our pharmaceutical customers",* says Feike Sijbesma, member of the Managing Board of DSM. *"The small and large scale manufacturing of DSM Biologics in Groningen (the Netherlands) and Montreal (Canada) and the matching facilities for sterile dosage forms at DSM Pharmaceuticals Inc. (Greenville, North Carolina, USA) represent a unique and comprehensive range of services provided by DSM, thereby strengthening DSM's leading position as a supplier to the pharma industry."*

Dr Francis Bellido, CEO of SGF Santé, said to be happy that DSM and SGF agreed on the new development of the companies' activities in Montreal. *"This expansion, which will be developed in two phases, gives Montreal, Québec and Canada a strong leadership position in North America in the biotech sector. The SGF's participation in the project will be of 40 %."*

"The Government of Canada has worked closely with the Province of Québec and the City of Montreal to support DSM Biologics' investment and expansion in Montreal and to ensure that DSM has access to a world-class investment infrastructure. DSM Biologics is looking forward to broadening and strengthening its relationship with the Government of Canada and other key Canadian partners. DSM Biologics decision to choose Montreal is a clear indicator that Canada has all the strengths and attributes required to attract forward-looking global biotechnology companies and internationally renowned scientists."

DSM Press Release



SGF
An industrial and financial holding company, the Société Générale de Financement du Québec (SGF) provides businesses with development capital, and it does so based on profitability and performance. It invests in partnerships, assuming its share of risk. With a focus on Québec's long-term economic development, the SGF chooses projects that promise high profitability – in ten industry sectors, from natural resources to high technology. In synergy with private partners the investment potential of the SGF is $2 billion over a five-year period.

DSM Biologics
DSM Biologics, a business unit of the DSM Pharmaceutical Products business group, is one of the world's leading contract manufacturers of biopharmaceutical products, the latest generation of drugs, mainly on the basis of native molecules and produced with the help of cell cultures. The company is renowned for its experience in the use of a broad range of cell culture systems (microbial and animal) and its expertise in the field of purification techniques. Established in 1986, DSM Biologics currently employs about 450 people, who are based at the company's two sites, one in Groningen, the Netherlands (ca. 1,000 litres fermentor capacity and 6,000 m^2) and one in Montreal (Québec), Canada (ca. 6,500 litres fermentor capacity and presently 10,000 m^2). DSM Biologics is a joint venture of DSM and SGF, a business development company based in Montreal, holding a minority stake. Please refer to www.dsmbiologics.com for further information.

DSM
DSM is active worldwide in life science products, performance materials and industrial chemicals. The group has annual sales of close to EUR 5.6 billion and employs about 18,500 people at more than 200 sites across the world. DSM ranks among the global leaders in many of its fields. The company's strategic aim is to grow its sales – partly through acquisitions – to a level of approx. EUR 10 billion by 2005. By that time at least 80% of sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials. This strategy represents a continuation of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels. More information about DSM can be found at www.dsm.com.

For more information:

Media
DSM Corporate Communications
Gerard van der Zanden
tel. +31 (45) 5782423
fax +31 (45) 5740680
e-mail media.relations@dsm.com

Investors
DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782477
fax +31 (45) 5782595
e-mail investor.relations@dsm.com

SGF
Ms Sylvie Brousseau
Director, Communications SGF
tel: +1 514 876 9290